# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HARTE HANKS INC, CIK 0000045919
CUSIP: 416196202
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 1 EXECUTIVE DRIVE, SUITE 303, CHELMSFORD, Massachusetts (MA), 01824
Date of event which requires filing of this statement: 08/14/2026
Filed by CIK 0001380585
Persons authorized to receive notices and communications: BRADLEY L. RADOFF, 2727 Kirby Drive, Unit 29L, Houston, Texas (TX), 77098, 713-482-2196; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Radoff Bradley Louis (CIK 0001380585): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 423,447; shared voting power 0; sole dispositive power 423,447; shared dispositive power 0; aggregate amount beneficially owned 423,447 (5.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00 per share
Name of issuer: HARTE HANKS INC
Address of issuer's principal executive offices: 1 EXECUTIVE DRIVE, SUITE 303, CHELMSFORD, Massachusetts (MA), 01824

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

Mr. Radoff purchased 368,900 of the Shares beneficially owned by him with personal funds. The aggregate purchase price of the 368,900 Shares purchased by Mr. Radoff is approximately $1,958,836, including brokerage commissions.

Mr. Radoff has also been awarded an aggregate of 82,408 restricted stock units ("RSUs") under the Issuer's 2020 Equity Incentive Plan (the "2020 Plan"), each of which represents a contingent right to receive one Share upon vesting, in connection with his service as a director of the Issuer, of which 54,547 RSUs have vested.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On August 14, 2026, the Issuer, Star Equity Holdings, Inc., a Delaware corporation ("Star"), and Merger Sub - R, Inc., a Delaware corporation and a wholly owned subsidiary of Star ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation of the merger (the "Merger"), and a wholly owned subsidiary of Star.

Subject to the terms and conditions of the Merger Agreement, upon the closing of the Merger and the other transactions contemplated by the Merger Agreement (the "Closing"), (a) any Shares held as treasury stock, or held directly by Star or Merger Sub (or any of their respective subsidiaries), will be canceled, retired and cease to exist, and no consideration will be delivered in exchange therefor, and (b) each then-outstanding Share (other than the Shares described in the foregoing subclause (a)) will be converted into the right to receive, without interest and subject to adjustment as set forth in the Merger Agreement: (1) if, with respect to such Share, an election to receive cash has been properly made pursuant to the terms of the Merger Agreement (each such Share, a "Cash Electing Share"), cash in an amount equal to $5.00 per share (the "Cash Consideration"), (2) if, with respect to such Share, an election to receive shares of the 10% Series A Cumulative Perpetual Preferred Stock, par value $0.001 per share, of Star ("Star Preferred Stock") has been made (each such Share, a "Preferred Stock Electing Share"), the right to receive 0.50 shares of Star Preferred Stock (the "Preferred Stock Consideration" and, together with the Cash Consideration, and any combination thereof, and any cash in lieu of fractional shares of Star Preferred Stock, collectively, the "Merger Consideration"), and (3) if such Share is neither a Cash Electing Share or a Preferred Stock Electing Share (each, a "Non-Electing Share"), then, the Cash Consideration, the Preferred Stock Consideration, or a combination of both.

Consummation of the Merger is subject to certain closing conditions, including, among other items, approval by the Issuer's stockholders of the adoption of the Merger Agreement and the transactions contemplated thereby (the "Merger Proposal").

Concurrently with the execution of the Merger Agreement, on August 14, 2026, Mr. Radoff, among other directors and certain officers of the Issuer (solely in their capacities as stockholders of the Issuer), entered into separate Voting and Support Agreements (each, a "Support Agreement") with Star and the Issuer. Under the terms of the Support Agreement, Mr. Radoff has agreed, among other things, to vote all of his Shares (including any Shares acquired following the date thereof and prior to the Closing) (i) in favor of the Merger Proposal and (ii) against (x) any action that would reasonably be expected impede or frustrate the Merger Proposal or result in a breach of the Merger Agreement or the Support Agreement or (y) any proposal for an alternative transaction or any definitive agreement in respect of an alternative transaction. The Support Agreement shall terminate upon the earlier of (i) the effective time of the Merger, (ii) the time the Merger Agreement is validly terminated, (iii) an adverse recommendation change by the Issuer's board in accordance with the Merger Agreement, (iv) certain amendments of the Merger Agreement without the consent of Mr. Radoff, or (v) the termination of the Support Agreement upon the mutual written agreement of Star, the Issuer and Mr. Radoff. The Support Agreement contains customary lock-up restrictions binding on Mr. Radoff that will remain in effect during the period prior to the Closing.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Support Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 7,454,240 Shares outstanding as of July 31, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2026.

As of the date hereof, Mr. Radoff directly beneficially owns 423,447 Shares, constituting approximately 5.7% of the Shares outstanding.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

There have been no transactions in the securities of the Issuer by the Reporting Person during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and restated to read as follows:

On August 14, 2026, Mr. Radoff, Star and the Issuer entered into the Support Agreement as defined and described in Item 4 above.

Mr. Radoff has been awarded 82,408 RSUs in his capacity as a director of the Issuer under the 2020 Plan, 54,547 of which have vested as of the date hereof. Each RSU represents a contingent right to receive one Share upon vesting. Mr. Radoff's remaining 27,861 RSUs will vest on December 9, 2026.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Form of Voting and Support Agreement (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K, filed on August 19, 2026).

## Signatures
- Radoff Bradley Louis: /s/ Bradley L. Radoff, Bradley L. Radoff (08/24/2026)